Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 26, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on October 26, 2006, a copy of which is attached as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated October 25, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

October 26, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

DISCLOSEABLE TRANSACTION

SUBSCRIPTION OF SHARES IN

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED

The Board announces that the Company has subscribed for approximately 651,465,000 ICBC H Shares and 1,280,358,219 ICBC A Shares as part of the ICBC International Offering and ICBC A Share Offering, respectively, at a total consideration of approximately HK$5.93 billion. The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular, providing further details of the Subscription, will be despatched to the Shareholders as soon as practicable.

BACKGROUND

The Board announces that the Company has subscribed for approximately 651,465,000 ICBC H Shares as part of the ICBC International Offering at a consideration of approximately HK$2.0 billion, and 1,280,358,219 ICBC A Shares under ICBC A Share Offering at a consideration of approximately RMB3.99 billion (equivalent to approximately HK$3.93 billion). Based on the information currently available to the Company, it is expected that the total number of ICBC H Shares and ICBC A Shares held by the Company will represent approximately 0.57836% of the shares outstanding immediately following the completion of the ICBC Global Offering and the ICBC A Share Offering, assuming that both the over-allotment option for the ICBC A Share Offering and ICBC Global Offering are exercised.

SUBSCRIPTION OF ICBC H SHARES

As part of the ICBC International Offering, the Company, as one of the corporate investors, entered into the Placing Agreement with ICBC and the Joint Bookrunners for the subscription by the Company at the offer price of the ICBC Global Offering for such number of ICBC H Shares that may be purchased with an aggregate of HK$2.0 billion.

On 23 October 2006, ICBC announced that the offer price for the ICBC Global Offering has been determined at HK$3.07 per H share (exclusive of brokerage of 1%, SFC transaction levy of 0.005% and Stock Exchange trading fee of 0.005%). Based on the information currently available to the Company, it is expected that the total number of ICBC H Shares that the Company would subscribe for would be approximately 651,465,000, which represents approximately 0.195% of the shares outstanding immediately following the completion of the ICBC Global Offering and the ICBC A Share Offering assuming that both the over-allotment option for the ICBC A Share Offering and ICBC Global Offering are exercised.

Commission File Number 001-31914

As one of the corporate investors, the Company has agreed that without the prior written consent of ICBC and the Joint Bookrunners, it will not whether directly or indirectly, at any time during the period of twelve months following the date on which the ICBC H Shares are first listed on the Stock Exchange, dispose of any of the ICBC H Shares subscribed pursuant to the Placing Agreement. After such lock-up period, the Company has further agreed to inform ICBC in writing prior to the disposal of any of their ICBC H Shares subscribed pursuant to the Placing Agreement.

The Placing Agreement is conditional upon the completion of the ICBC Global Offering.

SUBSCRIPTION OF ICBC A SHARES

Concurrently with the ICBC Global Offering, ICBC has undertaken the ICBC A Share Offering in the PRC. The Company has subscribed for ICBC A Shares through the strategic placement, institutional placement and public offering under the ICBC A Share Offering.

As part of the ICBC A Share Offering, the Company, as one of the strategic investors, entered into the Strategic Investor Subscription Agreement with ICBC for the subscription by the Company at the offer price of the ICBC A Share Offering for such number of ICBC A Shares that may be purchased with an aggregate of RMB2.0 billion. On 23 October 2006, ICBC announced that the offer price for the A Share Offering has been determined at RMB3.12 per ICBC A Share. After adjustment for the exchange rate difference the Hong Kong dollar and the Renminbi, the offer price in the ICBC A Share Offering is equivalent to the offer price in the ICBC Global Offering. Based on the offer price at RMB3.12 per ICBC A Share, the total number of ICBC A shares that have been placed to the Company under the Strategic Investor Subscription Agreement would be 641,025,000. The lock-up period for the ICBC A Shares placed to strategic investors, including the Company, will be 12 months for the 50% of the ICBC A Shares placed under the Strategic Investor Subscription Agreement, and 18 months for the remaining 50%. The lock-up period will commence from the date on which ICBC A Shares are listed and traded on the Shanghai Stock Exchange.

Under the institutional placement, the Company was allocated with an aggregate of 336,840,912 ICBC A Shares. The lock-up period for the ICBC A Shares placed to institutional placement participants, including the Company, will be 3 months, and will commence from the date on which the ICBC A Shares are listed and traded on the Shanghai Stock Exchange.

Under the public offering, the Company was allocated with 302,492,307 ICBC A Shares. Shares in the public offering are not subject to any lock-up period.

Accordingly, the Company has subscribed for an aggregate of 1,280,358,219 ICBC A Shares through strategic placement, institutional placement and public offering.

The subscription of the ICBC A Shares by the Company is conditional upon the successful listing of the ICBC A Shares on the Shanghai Stock Exchange.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, ICBC is a third party independent of and not connected with the Company and its connected persons (as defined in the Listing Rules). It is expected that closing of the Subscription will take place on 27 October 2006. The consideration in cash is financed from the Company’s internal resources.

Commission File Number 001-31914

INFORMATION ON ICBC

ICBC primarily operates in China and provides an extensive range of commercial banking products and services. Dealing in the ICBC H Shares and ICBC A Shares is expected to commence on 27 October 2006.

The following information is extracted from the ICBC Prospectus. ICBC is the largest commercial bank in China in terms of total assets, loans and deposits. At 31 December 2005, it had RMB6,456.1 billion (US$816.8 billion) in total assets, RMB3,289.6 billion (US$416.2 billion) in total loans, RMB5,736.9 billion (US$725.8 billion) in total deposits, and its total operating income in 2005 was RMB171.6 billion (US$21.7 billion).

For the two years ended 31 December 2005, the consolidated profit before and after tax of ICBC (prepared in accordance with International Financial Reporting Standards) is as follows:

	For the year ended 31/12/2004	For the year ended 31/12/2005
Profit before tax	RMB54,411 million	RMB63,026 million
Profit after tax	RMB31,218 million	RMB38,019 million

REASONS FOR THE SUBSCRIPTION

Through the Company’s investment in ICBC, the Company strives to further improve its investment return and create greater value for the Shareholders. The Directors consider the terms of the Subscription to be fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATION

The Company’s subscription of ICBC H Shares, when aggregated with the subscription of ICBC A Shares, constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular, providing further details of the Subscription, will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

“Board”	the board of Directors;

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC and the H shares of which are listed on the Stock Exchange. China Life Insurance Company Limited is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies;

“connected person”	has the meaning ascribed to it under the Listing Rules;

“Directors”	the directors of the Company;

Commission File Number 001-31914

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“ICBC”	Industrial and Commercial Bank of China Limited, a joint stock limited company incorporated in the PRC with limited liability, dealing in the ICBC H Shares and ICBC A Shares is expected to commence on 27 October 2006;

“ICBC A Shares”	A shares of ICBC to be listed on the Shanghai Stock Exchange;

“ICBC A Share Offering”	the public offering of ICBC A Shares in the PRC;

“ICBC Global Offering”	the listing of ICBC H Shares on the Stock Exchange by way of a global offering;

“ICBC H Shares”	H shares of ICBC to be listed on the Stock Exchange;

“ICBC International Offering”	the international offering of ICBC H Shares as described in the ICBC Prospectus;

“ICBC Prospectus”	the prospectus of ICBC dated 16 October 2006;

“Joint Bookrunners”	the joint bookrunners referred to in the ICBC Prospectus;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Placing Agreement”	the placing agreement dated 15 September 2006 entered into, among others, the Company and ICBC;

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shares”	ordinary shares in the capital of the Company with a par value of RMB1.00 each;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Strategic Investor Subscription Agreement”	the strategic investor subscription agreement dated 27 September 2006 entered into by among others, the Company and ICBC; and

“Subscription”	the subscription of ICBC H Shares and ICBC A Shares by the Company as described in this announcement.

Commission File Number 001-31914

In this announcement, unless otherwise indicated, the exchange rate of HK$100–RMB101.573 (the middle price of the conversion of HK$ to RMB announced by the People’s Bank of China on 24 October 2006) has been used where applicable. Such conversion is for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises of:

Executive Directors:	Yang Chao, Wu Yan, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang

Hong Kong, 25 October 2006